

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 7, 2006

Thomas A. Janochoski
Vice President and Secretary, Chief Financial Officer
Great Northern Iron Ore Properties
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, Minnesota 55101-1361

> **Re:** **Great Northern Iron Ore Properties**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 1-00701**

Dear Mr. Janochoski:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Accounting Comments

Financial Statements

Note B – Significant Accounting Policies, page 14

1. We note your response to our prior comment 1 from our letter of August 24, 2006. You state that surface lands are amortized over the remaining life of the trust. Note B indicates that the amounts recorded represent cost at acquisition or values on March 1, 1913. Why, then, did the cost value increase by $104,400

from December 31, 2004, to December 31, 2005? Please tell us the nature of all of the $38,691,707 value assigned at December 31, 2005.

2.   Additionally, your filing indicates that the Trust will terminate on April 6, 2015, or approximately nine years and three months after December 31, 2005. Tell us why you are not recognizing approximately $459,138 per year, so that the remaining balance of $4,247,024 will be fully amortized by April 6, 2015.

Engineering Comments

General

3.   We reissue comment 3 from our letter dated August 24, 2006. Your response to our comment is that you lease iron ore mineral properties to other mining companies and do not conduct any mining activities. You further state some of the information requested under Industry Guide 7 is not applicable to your filing. However you still own the real properties and/or mineral rights and are required to disclose within the filing the requested information for each of the mines, plants and other significant properties to the best of your ability.

Business, page 2

4.   Our comments 4, 5, and 6 from our letter dated August 24, 2006, were not addressed. The basis for these questions was your statement that "your engineers estimate the magnetic taconite under lease as of December 31, 2005 is the equivalent to approximately 329,708,000 tons of pellets." Please provide updated information concerning this estimate of salable product. Please note the supplemental information previously provided for the fiscal year 2004 engineering examination was returned June 2005 as requested. Generally this supplemental information regarding the salable product may include the following:

- Property and geologic maps

- Description of your drilling, sampling, and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoffs used for each category of reserve

- Justifications for the drill hole spacing used at various classification levels

- A detailed description of your procedures for estimating "reserves"

- Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cash flow analyses)

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. This information is preferred in electronic form, in an adobe PDF format on a CD. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed Federal Express shipping label to facilitate the return of the supplemental information.

5.   Please disclose within the filing that you have not audited the ore reserves over the last three years.

<u>Business, page 3</u>

6.   We reissue comment 8 from our letter dated August 24, 2006. Your response indicates you do not conduct pellet sales, however your royalty rates, hence your revenues, may be escalated due to changes in the price of pellets, etc. as stated on the third page of this filing. The Great Lakes pellet price has changed significantly over the last five years and may have an impact on your revenues which may be of interest to investors. Please provide the pellet price graph as requested.

7.   Your response to comments 9 and 10 from our letter dated August 24, 2006, regarding a small-scale map showing the location and access to each property raises valid concerns regarding the numerous maps required to accurately depict your company's holdings across the 70 miles of the Mesabi Iron Range. To aid investors in locating your properties, please provide, in conjunction with the table listing your current leases, an index map illustrating the Mesabi Iron range in relation to the state of Minnesota, St. Louis, and Itasca counties. Include this map within the filing. Please note the sum of the leases found in this table does not correspond to your statement on page two regarding the acreage under lease.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen
        George K. Schuler